UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 5)

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49-30) 468-1111

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
Peter S. Wilson, Esq.
Worldwide Plaza
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this amendment is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Schering AG on April 18, 2006, as amended thereafter (the “Schedule 14D-9”). Capitalized terms defined in the Schedule 14D-9 and used herein without definition shall have the meanings specified in the Schedule 14D-9.

On May 30, 2006, the Bidder and Bayer AG filed an amendment to the Tender Offer Statement on Schedule TO relating to the tender offer by the Bidder to purchase all Schering Shares, including the Schering ADSs, at a purchase price of EUR 86.00 per Schering Share in cash. In this amendment, the Bidder waived the condition to the Offer that, by the expiration of the acceptance period, no laws, regulations or official or judicial orders shall have been issued in the U.S.A., on the federal or state level, based on U.S. securities laws, or in the Federal Republic of Germany, that would prohibit or prevent the acquisition of the Schering Securities by the Bidder pursuant to the Offer or delay it beyond October 31, 2006. As required by German law, due to the amendment, the acceptance period of the Offer has been extended until June 14, 2006, 24:00 (Frankfurt Local Time) / 6:00 p.m. (New York Local Time), respectively.

In compliance with German law, Schering AG has prepared a joint opinion of the Executive Board and Supervisory Board in response to the amendment of the Offer (the "Opinion on the Amendment"), which is attached hereto as Exhibit (a)(10).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The Opinion on the Amendment, attached hereto as Exhibit (a)(10), is incorporated herein by reference.

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto:

Exhibit Number	Description
(a)(10)
Joint Opinion of the Executive Board and Supervisory Board of the Company pursuant to Section 27 (3) of the German Securities Acquisition and Takeover Act in response to the May 30, 2006, amendment of the Offer, dated June 7, 2006

(a)(11)
Opinion of the Group Works Council of the Company pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act in response to the May 30, 2006, amendment of the Offer, dated June 7, 2006 (included as an attachment to the Joint Opinion of the Executive Board and Supervisory Board of the Company in response to the May 30, 2006, amendment of the Offer)

(a)(12)
Notice of Availability of the Joint Opinion of the Executive Board and Supervisory Board of the Company in response to the May 30, 2006, amendment of the Offer, dated June, 2006, and published on June 8, 2006 (English translation of notice published in the Börsen-Zeitung in German only)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Schering Aktiengesellschaft

By:	/s/ H. Erlen
Name: Dr. Hubertus Erlen
Title: Chairman of Executive Board

By:	/s/ J. Spiekerkötter
Name: Dr. Jörg Spiekerkötter
Title: Member of the Executive Board

Dated: June 8, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(10)
Joint Opinion of the Executive Board and Supervisory Board of the Company pursuant to Section 27 (3) of the German Securities Acquisition and Takeover Act in response to the May 30, 2006, amendment of the Offer, dated June 7, 2006

(a)(11)
Opinion of the Group Works Council of the Company pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act in response to the May 30, 2006, amendment of the Offer, dated June 7, 2006 (included as an attachment to the Joint Opinion of the Executive Board and Supervisory Board of the Company in response to the May 30, 2006, amendment of the Offer)

(a)(12)
Notice of Availability of the Joint Opinion of the Executive Board and Supervisory Board of the Company in response to the May 30, 2006, amendment of the Offer, dated June, 2006, and published on June 8, 2006 (English translation of notice published in the Börsen-Zeitung in German only)